SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending April 30, 2003

GlaxoSmithKline plc

(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

Issued: 30th April 2003, London

Results Announcement for the First Quarter 2003

GSK MAKES STRONG START TO 2003
BUSINESS PERFORMANCE* EPS OF 21.8 PENCE – GROWTH OF 26% CER

GlaxoSmithKline plc (GSK) today announces its results for the first quarter ended 31st March 2003. The full UK GAAP results (statutory results) are presented under "Profit and loss account". The business performance and statutory results are summarised below and the commentary which follows is on a business performance basis unless otherwise stated.

FINANCIAL RESULTS

	Q1 2003		Q1 2002		Increase
	£m		£m		CER%	£%

Turnover	5,222		5,110		8	2
Business performance
Trading profit	1,807		1,615		23	12
Profit before tax	1,774		1,593		22	11
Earnings per share	21.8	p	19.0	p	26	15
Statutory results
Trading profit	1,702		1,440		30	18
Profit before tax	1,669		1,430		29	17
Earnings per share	20.5	p	17.1	p	32	20

Q1 2003 HIGHLIGHTS

•	Strong start to the year with pharmaceutical turnover up 9% to nearly £4.5 billion. Consumer Healthcare sales up 6% to £756 million.

•	Broad pharmaceutical portfolio enabled GSK to deliver strong growth despite generic competition to Augmentin. Seretide/Advair is now GSK's number one product with sales of £514 million (up 48%).

•	Effective cost control resulted in trading profit growth of 23% on sales growth of 8%.

•	Weak US dollar significantly impacted performance in the quarter in sterling terms.

•	R&D day date set for 3rd December in the UK and 4th December in the USA.

* Business performance, which is the primary performance measure used by management, is presented after excluding merger items, integration and restructuring costs and disposals of businesses. Management believes that exclusion of these items provides a better comparison of business performance for the periods presented. Statutory results include these items.

In order to illustrate underlying performance, it is the Group's practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in sterling had remained unchanged from those used in the previous year. All commentaries are on a business performance basis and in terms of CER unless otherwise stated.

FIRST QUARTER PERFORMANCE 2003

Commenting on the performance for the quarter, JP Garnier, Chief Executive Officer, said:

'I am delighted with the very strong start that GSK has made to the year. GSK continues to deliver extremely solid financial performance based on a strong and broad portfolio of products. At the same time, effective cost control is continuing to improve profitability. We remain focused on maturing our promising early stage R&D pipeline and we look forward to giving more details of our progress in this area at our R&D day in December.

GSK has also just announced yet another reduction in the not-for-profit prices of our HIV/AIDS medicines. By working to reduce the price of Combivir to 90 cents a day, we have again demonstrated our commitment to making vital medicines more affordable in the developing world.'

STRONG SALES FROM BROAD PHARMACEUTICAL PRODUCT PORTFOLIO

•	Overall pharmaceutical sales grew 9% to £4.5 billion.

•	In the United States, which represented 53% of GSK’s total pharmaceutical business, sales grew 12%. Major therapeutic franchises delivered double-digit percentage sales growth in the USA, except anti-bacterials owing to generic competition to Augmentin. US growth benefited from wholesaler stocking patterns on some products. Underlying US growth is estimated to be in the high single digit percentage range.

•	In Europe, sales grew 1% reflecting weak performance in several markets including Germany where de-stocking ahead of healthcare reforms led to a 10% fall in sales. Sales in France were flat due to increased generic competition to Augmentin in the first quarter. However this was offset by good growth in Central & Eastern Europe (up 13%) and Southern Europe (up 9%).

•	Sales in International markets increased by 9%, driven by the much improved performance in Latin America where sales increased 33% compared with the first quarter last year due in part to a recovery in trading conditions in Mexico. Growth was also strong in Japan (up 9%) and Canada (up 12%).

KEY PRODUCTS DRIVING GROWTH

•	Seretide/Advair continued to perform exceptionally well and is now GSK's number one product, with sales of £514 million in the first quarter. In the USA, Advair sales grew 71% to £292 million. Seretide also continued to perform well in Europe (up 17%) and International markets (up 52%). Seretide/Advair's superior efficacy profile continues to drive sales growth. Sales of Seretide/Advair, Flixotide/Flovent and Serevent combined grew by 22%.

GSK continues to progress applications for the use of Seretide/Advair to treat Chronic Obstructive Pulmonary Disease (COPD), with EU approval expected shortly. In the USA, following an encouraging meeting with the FDA this quarter, GSK will submit additional data in the next few weeks. In addition, GSK expects to file for approval of a paediatric indication for Advair in the USA around mid-year.

•	Seroxat/Paxil, GSK's leading product for depression and anxiety disorders, continued to drive growth in the CNS therapy area, with sales of £490 million, up 20% globally and 25% in the USA (helped by wholesaler stocking patterns). Successful conversion to Paxil CR continued, with the product now representing 35% of new prescriptions for Paxil in the US market.

International sales of Seroxat grew 23%, helped by the product's continued success in the Japanese market.

•	Avandia and Avandamet, GSK's oral anti-diabetes products, continued to grow well with global sales up 28% to £226 million in the quarter.

In the USA, the launch of Avandamet has helped increase GSK's share of the oral diabetes market to approximately 10%. The use of Avandia in combination with insulin was approved in Q1 2003, which means Avandia now has the full range of indications in the US market.

•	HIV products performed well, with sales growing 13% to £375 million. Sales of Trizivir, GSK's triple combination therapy, grew 43% to £94 million.

•	Augmentin sales declined 42% to £218 million. In the USA sales declined by 64% due to generic competition from July last year. The decline has been mitigated by the strong performances of Augmentin ES and XR, which now represent more than 30% of the total number of prescriptions being written for branded and generic Augmentin.

•	GSK has received positive news on several of its fastest growing products this quarter. An FDA approvable letter has been received for the use of Lamictal (sales of £130 million, up 37%) to treat bipolar disorder and approval is expected in the next few months. The FDA has also approved Valtrex (£110 million, up 23%) for the suppression of recurrent genital herpes in HIV-infected individuals and Coreg (£84 million, up 57%) for reducing the risk of death among heart attack patients with impaired cardiac function.

•	Other key products that are performing well and contributing to growth include Wellbutrin (sales of £216 million, up 30%), and Zofran (£182 million, up 24%).

NEW PRODUCT GROWTH OPPORTUNITIES

•	Levitra. Following European approval, Levitra – the PDE-5 inhibitor for the treatment of erectile dysfunction being co-promoted by GSK and Bayer – was launched late in the quarter in several key markets, including the UK and Germany. GSK continues to work with the FDA with a view to launching in the USA later in the year.

•	Avodart, a DHT inhibitor for the treatment of symptomatic benign prostatic hyperplasia was launched in the USA and some European markets in Q1. In the USA, Avodart has reached an 11% share of new prescriptions in the 5-alpha reductase inhibitor class. The first patients were enrolled in March for the REDUCE multi-national Phase III trial for the use of Avodart in reducing the risk of prostate cancer.

•	Pediarix, the first 5-in-1 vaccine introduced in the USA, was launched in January. In February, the Centers for Disease Control and Prevention Advisory Committee on Immunisation Practices voted unanimously to include Pediarix in the Vaccine for Children programme.

•	Wellbutrin XL is on track for launch in the USA in the second half of 2003. GSK believes that XL's sales will be driven by its differentiated profile as the first and only once-daily anti-depressant with a low incidence of sexual dysfunction and weight gain, two of the most common side effects of other anti-depressants.

•	During the quarter, the FDA accepted filings for Ariflo, a new treatment for COPD, and 908, a new protease inhibitor for the treatment of HIV.

CONSUMER HEALTHCARE IMPROVES PERFORMANCE

Consumer Healthcare recorded sales of £756 million, up 6%, reflecting stronger demand for the Group's products and also helped by the acquisition of a number of dermatological products. Sales in North America rose 6%; Europe 3% and International 10%.

Oral care sales were up 2% to £252 million, a 5% fall in Aquafresh sales being offset by sales growth from Macleans, Sensodyne, Polident and Corega. Nutritional healthcare products grew 2% to £135 million, driven by a 7% rise in Lucozade sales. Over-the-counter medicine sales were £369 million up 10%.

EXCELLENT PROGRESS ON COST CONTROL

Trading profit and earnings per share

Business performance trading profit grew 23% to £1,807 million on turnover growth of 8%. The trading margin improved three percentage points to 34.6% compared with 31.6% in Q1 2002. This improvement came principally from cost of sales, which declined by 4%, and selling general and administration (S,G&A) costs, which increased 5% while turnover grew 8%. Cost of sales reduced by 1.5 percentage points on sales, this benefit coming from continued merger, manufacturing restructuring and other cost savings and a more favourable product mix than in the comparative period. S,G&A expenditure reduced by 0.9 percentage points on sales as a result of cost savings arising from merger implementation and the operational excellence cost saving programme.

Net other operating expense was £20 million in the period compared with £5 million in first quarter of 2002. This included the profit from the sale of GSK's holding in Affymetrix, which was more than offset by additional provisions for legal matters.

Business performance EPS of 21.8 pence increased 26% in CER terms and 15% in sterling terms. The adverse currency impact on EPS of 11% in the period reflected the significant weakening of the US dollar relative to last year.

Statutory results, which include merger and manufacturing restructuring costs, delivered a trading profit of £1,702 million on turnover of £5,222 million. Taken together with other expenses, taxation and product divestments this resulted in EPS of 20.5 pence compared with 17.1 pence in the first quarter of 2002. Merger and manufacturing restructuring costs were lower in the period than in Q1 2002, reflecting movement towards the completion of these programmes. The sterling based growth in EPS of 20% was lower than the CER based growth in business performance EPS as a result of the overall negative impact of currencies.

Merger and restructuring

Costs of £99 million were incurred in the period in respect of merger and manufacturing restructuring compared with £165 million in the same quarter last year. GSK remains on track to deliver forecast total annual merger and manufacturing restructuring savings of £1.8 billion by the end of the year. These costs and benefits exclude the effect of the Block Drug acquisition.

Currencies

The first quarter 2003 results are based on average exchange rates of £1/$1.60 and £1/Euro 1.49 which compare with average rates for the first quarter of 2002 of £1/$1.43 and £1/Euro 1.64. Exchange rates at the end of the quarter were £1/$1.58 and £1/Euro 1.45. If exchange rates were to hold at 31st March 2003 levels for the remainder of 2003 the negative currency impact on earnings per share growth would be approximately 3-4% for the full year.

Dividend

The Board has declared a first interim dividend of 9 pence per share. This compares with a dividend of 9 pence per share for Q1 2002. The equivalent dividend receivable by ADR holders is 28.506 cents per ADS based on an exchange rate of £1/$1.58364. The dividend will have an ex-dividend date of 7th May 2003 and will be paid on 3rd July 2003 to shareholders and to ADR holders of record on 9th May 2003.

Earnings guidance for 2003

GSK's published earnings guidance for 2003 is for high single digit percentage growth in business performance earnings per share at constant exchange rates, assuming there is no generic competition to Paxil in the USA (see ''Legal proceedings''). If a generic launch became imminent, GSK would reassess this guidance.

Share buy-back programme

In October 2002 GSK commenced a new £4 billion share buy-back programme. Of this new programme, £219 million was spent in 2002 and £262 million in the first quarter of 2003. The exact amount and timing of future purchases will be determined by the company and is dependent on market conditions and other factors.

GSK's CONTINUING GLOBAL COMMITMENT TO IMPROVING ACCESS TO MEDICINES

During the quarter, GSK published its "Corporate and Social Responsibility Report 2002 – The Impact of Medicines” confirming the diverse and extensive contribution the company is making to meet the needs of society across the globe. Key highlights of progress noted in the Report include:

•	GSK’s global investment of £239 million in 2002 in community activities, product donations and charitable contributions – more than any other UK company.

•	GSK’s donation of 66 million tablets of albendazole to 31 countries in 2002, as part of the company’s $1 billion commitment to eliminate lymphatic filariasis (elephantiasis).

•	Increased shipments of Combivir HIV/AIDS treatment at preferential prices to the developing world to nearly 6 million tablets (up from 2.2 million in 2001). To date, GSK now has 131 arrangements to supply preferentially priced ARVs to 55 countries (49 of these arrangements were made during 2002).

On 28th April 2003, GSK announced a further reduction of up to 47% on the not-for-profit prices of its HIV/AIDS medicines for the world’s poorest countries. The latest reduction lowers the not-for-profit price of Combivir– the backbone of WHO-recommended HIV/AIDS treatment regimens – to 90 cents per day.

GlaxoSmithKline – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information including a copy of this announcement and details of the company’s updated product development pipeline, visit GSK at www.gsk.com.

Enquiries:	UK Media	Martin Sutton Siobhán Lavelle David Mawdsley	(020) 8047 5502 (020) 8047 5502 (020) 8047 5502

	US Media	Nancy Pekarek Mary Anne Rhyne Patricia Seif	(215) 751 7709 (919) 483 2839 (215) 751 7709

	European Analyst / Investor	Duncan Learmouth Philip Thomson Anita Kidgell	(020) 8047 5540 (020) 8047 5543 (020) 8047 5542

	US Analyst / Investor	Frank Murdolo Tom Curry	(215) 751 7002 (215) 751 5419

Brand names appearing in italics throughout this document are trade marks of GSK or associated companies with the exception of Levitra, a trade mark of Bayer AG, which is used under licence by the Group.

Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the Operating and Financial Review and Prospects in the company's Annual Report on Form 20-F for 2002.

PROFIT AND LOSS ACCOUNT
Three months ended 31st March 2003

Business performance	Merger, restructuring and disposal of businesses	Statutory

2003	2002	Growth	2003	2002	2003	2002
£m	£m	CER%	£m	£m	£m	£m

Turnover:
Pharmaceuticals	4,466	4,361	9	—	—	4,466	4,361
Consumer Healthcare	756	749	6	—	—	756	749

TURNOVER	5,222	5,110	8	—	—	5,222	5,110

Cost of sales	(1,019)	(1,075)	(4)	(91)	(42)	(1,110)	(1,117)

Gross profit	4,203	4,035	11	(91)	(42)	4,112	3,993

Selling, general and administration	(1,766)	(1,770)	5	(10)	(117)	(1,776)	(1,887)
Research and development	(630)	(650)	1	(4)	(16)	(634)	(666)

Trading profit:
Pharmaceuticals	1,700	1,521	23	(99)	(165)	1,601	1,356
Consumer Healthcare	107	94	23	(6)	(10)	101	84

TRADING PROFIT	1,807	1,615	23	(105)	(175)	1,702	1,440

Other operating income/(expense)	(20)	(5)	—	—	(20)	(5)

Operating profit	1,787	1,610	22	(105)	(175)	1,682	1,435
Product divestments	—	—	—	12	—	12
Profits of associates	22	17	—	—	22	17

Profit before interest	1,809	1,627	(105)	(163)	1,704	1,464
Net interest payable	(35)	(34)	—	—	(35)	(34)

PROFIT BEFORE TAXATION	1,774	1,593	22	(105)	(163)	1,669	1,430

Taxation	(479)	(430)	28	50	(451)	(380)

Profit after taxation	1,295	1,163	22	(77)	(113)	1,218	1,050
Minority interests	(20)	(24)	—	—	(20)	(24)
Preference share dividends	(4)	(5)	—	—	(4)	(5)

EARNINGS	1,271	1,134	23	(77)	(113)	1,194	1,021

EARNINGS PER SHARE	21.8	p	19.0	p	26	20.5	p	17.1	p

Diluted earnings per share	20.4	p	17.0	p

Weighted average number of shares (millions)	5,838	5,981	5,838	5,981

To illustrate "Business performance", which is the primary measure used by management, merger items, integration and restructuring costs and disposals of businesses have been excluded and an adjusted EPS presented. Statutory results include these items. Appropriations of profit attributable to shareholders are set out under "Appropriations".

PHARMACEUTICAL TURNOVER
Three months ended 31st March 2003

	Total		USA		Europe		International

	£m	CER%	£m	CER%	£m	CER%	£m	CER%

CENTRAL NERVOUS SYSTEM	1,095	19	787	24	204	3	104	17
Depression	706	23	537	27	97	3	72	24
Seroxat/Paxil	490	20	327	25	97	3	66	23
Wellbutrin	216	30	210	30	—	—	6	27

Migraine	204	6	151	9	40	(11)	13	14
Imigran/Imitrex	183	8	139	11	33	(9)	11	15
Naramig/Amerge	21	(9)	12	(6)	7	(21)	2	12

Lamictal	130	37	76	52	44	18	10	14
Requip	22	22	11	36	10	4	1	43
Zyban	20	(28)	9	(26)	8	(10)	3	(51)

RESPIRATORY	1,093	19	571	31	354	2	168	17
Seretide/Advair, Flixotide/Flovent, Serevent	814	22	444	33	276	5	94	21
Seretide/Advair	514	48	292	71	178	17	44	52
Flixotide/Flovent	180	(5)	88	(3)	52	(13)	40	(1)
Serevent	120	(7)	64	(10)	46	(8)	10	18
Flixonase/Flonase	159	27	118	33	13	(4)	28	18
Ventolin	64	(3)	2	(72)	33	(5)	29	14
Becotide	29	(15)	—	—	24	(11)	5	(29)

ANTI-VIRALS	571	9	292	11	171	3	108	13
HIV	375	13	213	16	128	7	34	14
Combivir	144	5	79	6	49	1	16	15
Trizivir	94	43	58	46	33	38	3	49
Epivir	74	8	41	14	25	(1)	8	5
Retrovir	11	(16)	5	(6)	4	(37)	2	15
Ziagen	43	14	24	13	15	16	4	11
Agenerase	9	(7)	6	(12)	2	(4)	1	18

Herpes	151	2	71	3	37	1	43	—
Valtrex	110	23	71	25	19	9	20	29
Zovirax	41	(32)	—	—	18	(7)	23	(16)

Zeffix	31	10	2	(10)	4	(8)	25	15

ANTI-BACTERIALS	467	(25)	138	(53)	205	(1)	124	10
Augmentin	218	(42)	83	(64)	94	(4)	41	12
Zinnat/Ceftin	64	(7)	8	(30)	37	6	19	(11)
Fortum	46	(8)	8	5	24	(14)	14	(5)
Amoxil	32	5	7	17	10	(32)	15	37

METABOLIC AND GASTRO-INTESTINAL	360	10	216	26	56	(20)	88	—
Avandia, Avandamet	226	28	191	28	12	16	23	32
Zantac	83	(15)	23	7	25	(31)	35	(16)

VACCINES	264	9	73	—	107	9	84	20
Hepatitis	107	(5)	45	(8)	44	(10)	18	14
Infanrix, Pediarix	75	18	28	15	30	11	17	42

ONCOLOGY AND EMESIS	248	17	187	20	39	(1)	22	17
Zofran	182	24	136	31	30	—	16	13
Hycamtin	26	13	17	15	6	(9)	3	66

CARDIOVASCULAR AND UROGENITAL	172	27	110	33	42	13	20	24
Coreg	84	57	81	58	—	—	3	35

OTHER	196	(10)	5	(62)	63	(1)	128	(9)

	4,466	9	2,379	12	1,241	1	846	9

Pharmaceutical turnover includes co-promotion income.

CONSUMER HEALTHCARE TURNOVER
Three months ended 31st March 2003

	£m	CER%

Over-the-counter medicines	369	10
Analgesics	80	5
Dermatological	57	53
Gastro-intestinal	71	5
Respiratory tract	36	13
Smoking control	72	2
Natural wellness support	40	12

Oral care	252	2
Nutritional healthcare	135	2

Total	756	6

FINANCIAL REVIEW – PROFIT AND LOSS ACCOUNT

Pharmaceutical turnover

Turnover in the period increased by 9% compared with the first quarter of 2002, which in CER terms represented additional turnover of £375 million. An analysis of turnover between new products (those launched in a major market within the last five years), franchise products (established products), and older products (now less actively promoted) is set out below:

			Q1 2003

	£m	% total	CER%	CER £m

New	1,091	24	34	293
Franchise	2,439	55	6	142
Other	936	21	(6)	(60)

	4,466	100	9	375

The growth of the new products, notably Avandia, Seretide/Advair and Trizivir, and the franchise products, Seroxat/Paxil, Wellbutrin, Imigran/Imitrex, Zofran and Coreg, more than offset the decline of older products such as Zantac. New products accounted for 24% of total pharmaceutical turnover.

Accounting for co-promotional and co-marketing activities

Where GSK co-promotes a product and the third party records the sale, GSK records its share of revenue as co-promotion income within turnover. The nature of the co-promotion activities are such that GSK records no cost of sales. Co-promotion income relating to Levitra, which GSK promotes with Bayer AG, amounted to £2 million in the quarter.

Where GSK co-markets, sales will be recorded by GSK in turnover as sales of GSK products. Cost of sales will reflect the purchase cost of the product sold.

GSK's development costs and amortisation of intangible rights will be charged to research and development, and costs related to selling and marketing will be charged to selling, general and administration expenses.

Trading profit – business performance

	Q1 2003		Q1 2002			2002
					Growth
	£m	% of turnover	£m	% of turnover	CER%	£m

Turnover	5,222	100.0	5,110	100.0	8	21,212

Cost of sales	(1,019)	(19.5)	(1,075)	(21.0)	(4)	(4,243)
Selling, general and administration	(1,766)	(33.8)	(1,770)	(34.7)	5	(7,543)
Research and development	(630)	(12.1)	(650)	(12.7)	1	(2,732)

Trading profit – business performance	1,807	34.6	1,615	31.6	23	6,694

Overall the trading margin improved 3% and trading profit grew 23%. The improvement in margin came principally from cost of sales, which declined by 4% and from selling, general and administration costs, which increased 5%, while turnover grew 8%.

Cost of sales reduced as a percentage of turnover as a result of benefits arising from merger, manufacturing restructuring and other savings and a favourable product mix.

Selling, general and administration costs also benefited from cost savings arising from merger integration implementation and other initiatives. Together these produced a reduction of 0.9 percentage points relative to 2002 for the expenses expressed as a percentage of turnover.

Research and development (R&D) increased only 1% reflecting a write-off of an intangible asset and a number of other non-recurring costs in Q1 2002; excluding these items underlying growth was 8%. Pharmaceuticals R&D expenditure represented 13.6% of pharmaceutical turnover in the period.

Profit before tax – business performance

	Q1 2003 £m	Q1 2002 £m	2002 £m

Trading profit	1,807	1,615	6,694
Other operating income/(expense)	(20)	(5)	(111)
Profits of associates	22	17	75
Net interest payable	(35)	(34)	(141)

Profit before tax – business performance	1,774	1,593	6,517

Other operating income/(expense) includes litigation costs and provisions for legal matters including product liability claims, product withdrawals and antitrust matters, equity investment write-downs due to adverse stock market conditions, royalty income, product disposals and equity investment sales.

Merger items, integration and restructuring costs and disposal of subsidiaries

	Q1 2003 £m	Q1 2002 £m	2002 £m

Manufacturing and other restructuring	(11)	(21)	(121)
Merger integration costs	(88)	(144)	(851)
Block Drug integration costs	(6)	(10)	(60)

Effect on operating profit	(105)	(175)	(1,032)
Product divestments	—	12	11
Disposal of businesses	—	—	10

Effect on profit before tax	(105)	(163)	(1,011)

Taxation – total

	Q1 2003 £m	Q1 2002 £m	2002 £m

Business performance	(479)	(430)	(1,760)
Merger items, integration and restructuring costs and disposal of subsidiaries	28	50	299

Taxation – total	(451)	(380)	(1,461)

The charge for taxation on business performance profit amounting to £479 million represents an effective tax rate of 27.0% which is the expected rate for the year.

The credit for taxation on merger, restructuring and business disposals amounting to £28 million reflects the estimated actual tax rate applicable to the transactions in the territories in which they arise.

Transfer pricing issues are described in the 'Taxation' note to the Financial Statements included in the Annual Report 2002. There has been no significant change since the date of the Annual Report.

GlaxoSmithKline uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments.

Earnings

	Q1 2003 £m	Q1 2002 £m	2002 £m

Net profit attributable to shareholders
Earnings	1,194	1,021	3,915
Adjustment for merger items, integration and restructuring costs and disposal of businesses	77	113	712

Adjusted earnings	1,271	1,134	4,627

	pence	pence	pence

Earnings per share
Basic earnings per share	20.5	17.1	66.2
Adjustment for merger items, integration and restructuring costs and disposal of businesses	1.3	1.9	12.1

Adjusted earnings per share	21.8	19.0	78.3

In order to illustrate business performance, which is the primary performance measure used by management, adjusted earnings and adjusted earnings per share are presented after excluding merger items, integration and restructuring costs and disposal of businesses.

	Q1 2003 £m	Q1 2002 £m	2002 £m

Appropriations
Net profit attributable to shareholders	1,194	1,021	3,915
Dividends	(524)	(535)	(2,346)

Retained profit	670	486	1,569

	pence per share	2003 £m	pence per share	2002 £m

Dividends
First interim – payable 3rd July 2003	9	524	9	535
Second interim			9	530
Third interim			9	527
Fourth interim			13	754

			40	2,346

The number of shares in issue, excluding those held by the ESOP Trusts, at 31st March 2003 was 5,821 million (31st March 2002: 5,957 million).

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Q1 2003 £m	Q1 2002 £m	2002 £m

PROFIT ATTRIBUTABLE TO SHAREHOLDERS	1,194	1,021	3,915
Exchange movements on overseas net assets	155	(8)	(154)
UK tax on exchange movements	43	—	(67)
Unrealised gains on equity investments	1	2	7

TOTAL RECOGNISED GAINS AND LOSSES	1,393	1,015	3,701

SUMMARY STATEMENT OF CASH FLOW AND MOVEMENT IN NET DEBT
Three months ended 31st March 2003

	Q1 2003 £m	Q1 2002 £m	2002 £m

BUSINESS PERFORMANCE OPERATING PROFIT	1,787	1,610	6,583
Depreciation and other non-cash items	163	249	909
Increase in working capital	(139)	(242)	(98)
(Decrease)/increase in net liabilities	(61)	(15)	530

	1,750	1,602	7,924
Restructuring/integration costs paid	(87)	(153)	(669)

NET CASH INFLOW FROM OPERATING ACTIVITIES	1,663	1,449	7,255

Dividends received from associates	—	—	2
Returns on investment and servicing of finance	(99)	(107)	(237)
Taxation paid	(490)	(209)	(1,633)

FREE CASH FLOW	1,074	1,133	5,387

Purchase of tangible fixed assets	(153)	(176)	(1,044)
Sale of tangible fixed assets	14	8	59
Purchase of intangible fixed assets	(37)	(32)	(182)

	(176)	(200)	(1,167)
Product divestments	—	—	(1)
Proceeds from own shares for employee share options	1	27	58
Purchase of equity investments	(9)	(7)	(75)
Sale of equity investments	42	9	65

Capital expenditure and financial investment	(142)	(171)	(1,120)

Purchase of businesses	—	—	(21)
Business disposals	—	—	6
Investment in joint ventures and associates	—	—	(5)

Acquisitions and disposals	—	—	(20)

Equity dividends paid	(527)	(545)	(2,327)

NET CASH INFLOW	405	417	1,920

Issue of ordinary share capital	7	18	56
Purchase of shares for cancellation	(241)	(504)	(2,220)
Net non-cash funds of subsidiary acquired	—	—	(4)
Other financing cash flows	63	(43)	135
Exchange movements	50	(8)	(121)

DECREASE/(INCREASE) IN NET DEBT IN PERIOD	284	(120)	(234)

NET DEBT AT BEGINNING OF PERIOD	(2,335)	(2,101)	(2,101)

NET DEBT AT END OF PERIOD	(2,051)	(2,221)	(2,335)

BALANCE SHEET

	Q1 2003 £m	Q1 2002 £m	2002 £m

Goodwill	159	170	171
Intangible fixed assets	1,704	1,664	1,637
Tangible fixed assets	6,695	6,866	6,649
Investments	3,128	3,195	3,121

FIXED ASSETS	11,686	11,895	11,578

Equity investments	152	184	161
Stocks	2,165	2,144	2,080
Debtors	6,417	6,248	6,200
Liquid investments	1,327	1,364	1,256
Cash at bank	903	935	1,052

CURRENT ASSETS	10,964	10,875	10,749

Loans and overdrafts	(1,327)	(2,051)	(1,551)
Other creditors	(7,152)	(7,463)	(7,257)

CREDITORS: amounts due within one year	(8,479)	(9,514)	(8,808)

NET CURRENT ASSETS	2,485	1,361	1,941

TOTAL ASSETS LESS CURRENT LIABILITIES	14,171	13,256	13,519

Loans	(2,954)	(2,469)	(3,092)
Other creditors	(220)	(201)	(206)

CREDITORS: amounts due after one year	(3,174)	(2,670)	(3,298)

PROVISIONS FOR LIABILITIES AND CHARGES	(3,032)	(2,414)	(2,833)

NET ASSETS	7,965	8,172	7,388

Called up share capital	1,500	1,536	1,506
Share premium account	231	187	224
Other reserves	1,911	1,874	1,905
Profit and loss account	3,541	3,741	2,946

EQUITY SHAREHOLDERS' FUNDS	7,183	7,338	6,581

Non-equity minority interest	570	634	559
Equity minority interests	212	200	248

CAPITAL EMPLOYED	7,965	8,172	7,388

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS’ FUNDS

	Q1 2003 £m	Q1 2002 £m	2002 £m

Equity shareholders' funds at beginning of period	6,581	7,390	7,390
Total recognised gains and losses for the period	1,393	1,015	3,701
Dividends	(524)	(535)	(2,346)
Ordinary shares issued	7	18	56
Ordinary shares purchased and cancelled	(262)	(549)	(2,220)
Exchange movements on goodwill written off to reserves	(12)	(1)	—

Equity shareholders' funds	7,183	7,338	6,581

FINANCIAL REVIEW – CASH FLOW AND BALANCE SHEET

Cash flow

Operating cash flow, after restructuring and integration payments of £87 million, was £1,663 million in Q1 2003. This represents an increase of £214 million over Q1 2002 and is well in excess of the funds needed for the routine cash flows of tax, capital expenditure on tangible assets and dividend payments, together amounting to £1,170 million. Receipts of £8 million arose from the exercise of share options: £1 million from shares held by the Employee Share Ownership Trusts (ESOTs) and £7 million from new shares. In addition, £241 million was spent on purchasing the company's own shares for cancellation.

Net assets

The book value of net assets increased by £577 million from £7,388 million at 31st December 2002 to £7,965 million at 31st March 2003. This principally reflects a reduction in net debt arising from the positive cash flow in the quarter.

Fixed asset investments comprise investments in associates, long-term equity investments and an investment in own shares held by the ESOTs. At 31st March 2003 the ESOTs held 180 million GSK ordinary shares, at a carrying value of £2,822 million and market value of £2,006 million, against the future exercise of share options and share awards. This valuation shortfall is not considered to represent a permanent diminution in value in the context of the length of the future period over which the related share options may be exercised. Accordingly no provision has been made. The carrying value of associates and equity investments was £458 million and the market value was £1,209 million.

Equity shareholders' funds

Equity shareholders' funds increased from £6,581 million at 31st December 2002 to £7,183 million at 31st March 2003. The increase arises from earnings being offset to a lesser extent by a lower level of shares purchased and cancelled and positive exchange movements on overseas net assets.

Legal proceedings

GlaxoSmithKline is involved in various legal and administrative proceedings, principally product liability, intellectual property, antitrust, and governmental investigations and related private litigation. The outcome of claims, legal proceedings and other matters in which the Group is involved cannot be predicted with any certainty. Legal proceedings in which GlaxoSmithKline is involved are described in the ‘Legal proceedings’ note to the Financial Statements and the ‘Risk factors’ in Operating and financial review and prospects included in the Annual Report 2002. Developments since the date of the Annual Report are set out below.

With respect to the patent infringement action against Pentech Pharmaceuticals regarding Paxil, in April 2003 the Group reached a settlement with Pentech and Par Pharmaceutical to which Pentech had granted rights under Pentech’s ANDA for paroxetine hydrochloride capsules. The parties jointly filed for dismissal of the suit. The settlement will allow Par to distribute in Puerto Rico substitutable generic paroxetine hydrochloride immediate release tablets supplied and licensed from the Group for a royalty payable to the Group. Par will be entitled to distribute the same product in the US market once another generic version fully substitutable for Paxil becomes available there. In the settlement Par and Pentech acknowledge that the GlaxoSmithKline patent covering the hemihydrate form of paroxetine hydrochloride is valid and enforceable and would be infringed by Pentech’s proposed capsule product. The Bureau of Competition of the US Federal Trade Commission reviewed the settlement. The review was voluntary and was conducted at the request of the Group, Par and Pentech.

With respect to the patent infringement actions regarding Paxil in the District Court for the Eastern District of Pennsylvania, in April 2003 the Group waived claims for infringement of a product by process patent (US patent 6,172,233) against Geneva Pharmaceuticals, Alphapharm, Zenith-Goldline and Sumika Fine Chemicals, which had been identified as the manufacturer of bulk material for the other three companies. In the course of discovery Sumika produced evidence that it was not infringing that patent. As a consequence of withdrawal of the waiver, all Hatch-Waxman stays against FDA approval of Geneva’s ANDA have expired and the last remaining Hatch-Waxman stay for Zenith expires on 10th May 2003 and for Alphapharm on 21st November 2003. Litigation continues in Philadelphia against Geneva, Alphapharm and Zenith and the other generic companies for infringement of the other GlaxoSmithKline patents at issue in the case. No trial date has yet been set.

With respect to the complaint filed by GlaxoSmithKline with the US International Trade Commission regarding Augmentin, in March 2003 in response to a motion by Geneva the administrative law judge recommended that the action be dismissed. In April the Commission rejected that recommendation and remanded the matter to the administrative law judge for full hearing.

With respect to the patent infringement litigation regarding Wellbutrin SR, the Court of Appeals for the Federal Circuit has set a 2nd June 2003 hearing date for the Group's appeal of the summary judgements of non-infringement granted to Impax Laboratories and Excel Pharmaceutical in US district courts. Eon Labs Manufacturing has filed further summary judgement motions in the US District Court for the Southern District of New York.

With respect to the ‘best price’ investigation by the US Attorney’s Office for the District of Massachusetts, in April 2003 GlaxoSmithKline and the US Attorney’s Office, the US Department of Justice and the Office of Inspector General, US Department of Health and Human Services entered into a civil settlement agreement effectively resolving this matter. As part of the civil settlement, the Group agreed to pay a total of $87.6 million and entered into a corporate integrity agreement with respect to the conduct of its US pharmaceutical business.

With respect to the antitrust action filed by Teva Pharmaceuticals against the Group regarding the Group's patents for nabumetone (Relafen), the parties entered a settlement agreement in April 2003.

EXCHANGE RATES

The results and net assets of the Group, as reported in sterling, are affected by movements in exchange rates between sterling and overseas currencies. GSK uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas Group subsidiary and associated undertakings into sterling and period end rates to translate the net assets of those undertakings. The currencies which most influence these translations, and the relevant exchange rates, are:

	Q1 2003	Q1 2002	2002

Average rates:
£/US$	1.60	1.43	1.50
£/Euro	1.49	1.64	1.59
£/Yen	191.00	189.00	188.00
Period end rates:
£/US$	1.58	1.42	1.61
£/Euro	1.45	1.63	1.54
£/Yen	187.00	189.00	192.00

During Q1 2003 average sterling exchange rates were stronger against the US dollar and the yen and weaker against the Euro compared to the same period in 2002. Comparing Q1 2003 period-end rates with Q1 2002 period-end rates, sterling also was stronger against the US dollar and the yen and weaker against the Euro.

ACCOUNTING PRESENTATION AND POLICIES

This unaudited Results Announcement for the three months ended 31st March 2003 is prepared in accordance with the accounting policies expected to apply in 2003. These are unchanged from those set out in the Annual Report 2002.

Data for market share and market growth rates relate to the year ended 31st December 2002 (or later where available). These are GSK estimates based on the most recent data from independent external sources, valued in sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GSK and licensees.

The profit and loss account, statement of total recognised gains and losses and cash flow statement for the year ended, and the balance sheet at, 31st December 2002 have been derived from the full Group accounts for that period, which have been delivered to the Registrar of Companies and on which the report of the auditors was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.

INVESTOR INFORMATION

Announcement of Q1 Results 2003
This Announcement was approved by the Board of Directors on Wednesday 30th April 2003.

Financial calendar
The company will announce second quarter 2003 results on 23rd July 2003. The second interim dividend for 2003 will have an ex-dividend date of 30th July 2003 and a record date of 1st August 2003 and will be paid on 2nd October 2003.

Annual General Meeting
The Annual General Meeting will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 19th May 2003.

Internet
This Announcement, and other information about GSK, is available on the company's website at: http://www.gsk.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc

(Registrant)

By:	/s/ Victoria Llewellyn

VICTORIA LLEWELLYN

Authorised Signatory for and on behalf of GlaxoSmithKline plc

Date: April 30, 2003